UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                       DIGITAL TRANSMISSION SYSTEMS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   25387N 10 9
                                 (CUSIP Number)

                               DR. HATIM ZAGHLOUL
                                   WI-LAN INC.
                        SUITE 300, 801 MANNING ROAD N.E.
                            CALGARY, ALBERTA T2E 8J8
                                     CANADA
                               TEL: (403) 273-9133
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                                 with a copy to

                                WILLIAM MASLECHKO
                           BURNET, DUCKWORTH & PALMER
                              FIRST CANADIAN CENTRE
                      SUITE 1400, 350 SEVENTH AVENUE, S.W.
                            CALGARY, ALBERTA T2P 3N9
                                     CANADA
                               TEL: (403) 260-0100

                                  JUNE 29, 2000
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                       Continued on the following page(s)
                               Page 1 of 11 Pages
                             Exhibit Index: Page 11

CUSIP No. 25387N 10 9                                        Page 2 of 11 Pages


                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Wi-LAN Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      |_|

         (b)      |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Province of Alberta, Canada

                                            7    SOLE VOTING POWER
           NUMBER OF                             9,915,223
            SHARES
         BENEFICIALLY                       8    SHARED VOTING POWER
           OWNED BY                              0
             EACH                           9    SOLE DISPOSITIVE POWER
           REPORTING                              9,915,223
            PERSON
             WITH                           10   SHARED DISPOSITIVE POWER
                                                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,915,223

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         66.4%

14       TYPE OF REPORTING PERSON*
         CO

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 25387N 10 9                                        Page 3 of 11 Pages


                  This Amendment No. 1 with respect to the Statement on Schedule 13D filed on January 18, 2000 (the "Statement"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Digital Transmission Systems, Inc., a Delaware corporation (the "Company"), hereby amends the Statement in the following respects only. Unless otherwise indicated, all capitalized terms have the same meaning as provided in the Statement.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended by the addition of the following paragraphs:

                  Pursuant to the Convertible Debenture Purchase Agreement, on March 31, 2000, Wi-LAN purchased additional First Convertible Debentures in an aggregate principal amount of $1,100,000. In addition, on March 31, 2000, Wi-LAN purchased 454,737 shares of Series B Redeemable Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), of the Company for an aggregate purchase price of $3,000,000. The Certificate of Designation relating to the Series B Preferred Stock is attached as Exhibit 10 and is hereby incorporated in its entirety by reference. The source of the consideration for the additional First Convertible Debentures and the shares of Series B Preferred Stock purchased by Wi-LAN was the working capital of Wi-LAN.

                  Pursuant to the certain Purchase and Assignment Agreement, dated as of June 16, 2000 (the "Purchase and Assignment Agreement"), on June 16, 2000 Wi-LAN acquired the right, title and interest of two former shareholders of Telcor Communications, Inc. ("Telcor") (collectively, the "Sellers") in and to $6.1 million in cash and/or Common Stock from the Company (the "Remaining Merger

CUSIP No. 25387N 10 9                                        Page 4 of 11 Pages


Consideration") which remained payable to the Sellers pursuant to the agreement and plan of merger dated as of February 29, 2000 by and among the Company, ICT Acquisition Corp., Telcor and the Sellers, as amended by amendment no. 1 dated as of March 31, 2000 to the agreement and plan of merger among the foregoing parties and amendment no. 2 dated as of June 7, 2000 to the agreement and plan of merger among the foregoing parties (collectively, the "Merger Agreement"). The Purchase and Assignment Agreement is attached as Exhibit 11 hereto and is hereby incorporated by reference in its entirety. The Merger Agreement is attached as Exhibit D to the Proxy Statement of the Company dated September 6, 2000 (the "2000 Proxy Statement") which is part of the Schedule 14A filed by the Company with the Securities and Exchange Commission on September 6, 2000 and is hereby incorporated by reference in its entirety.

                  Pursuant to the Purchase and Assignment Agreement, Wi-LAN acquired the Remaining Merger Consideration in consideration for $6.1 million payable (i) as to $500,000 in cash, and (ii) as to $5.6 million by the issue of rights (the "July Rights") to acquire warrants (the "July Warrants") to purchase $5.6 million of Wi-LAN common shares ("Wi-LAN Shares"). In addition, Wi-LAN issued the Sellers rights (the "August Rights") to acquire the August Options (as defined below).

                  The July Warrants entitled the holders to purchase for no additional consideration, that aggregate number of Wi-LAN Shares determined by dividing $5,600,000 by the weighted average price per common share of the Wi-LAN Shares on The Toronto Stock Exchange (the "TSE") during the 10 trading day period ending on and including July 17, 2000 expressed in U.S. dollars (converted at the Federal

CUSIP No. 25387N 10 9                                        Page 5 of 11 Pages


Reserve Bank of New York noon buying rate on July 17, 2000) (the "July 17 Share Price"), provided that if the July 17 Share Price was less than U.S.$12.67 it was to be deemed for these purposes to be U.S.$12.67. The July Warrants are exercisable at any time after July 17, 2000 and on or before December 31, 2000. The July Warrants are redeemable, in whole or in part, at the option of Wi-LAN (except as otherwise provided below) at any time, and from time to time, prior to the exercise thereof for a price for the full July Warrants equal to $5,600,000.

                  In the event that, despite the reasonable best efforts of Wi-LAN, it was unable to qualify the distribution of the July Warrants on or before July 17, 2000, then, in such event, Wi-LAN was obligated to issue to the Sellers pursuant to the terms of the July Warrants an aggregate number of Wi-LAN Shares equal to 10% of the number of Wi-LAN Shares issuable upon exercise of the July Warrants as at July 17, 2000. In the event that despite the reasonable best efforts of Wi-LAN, was unable to qualify the distribution of the July Warrants on or before August 15, 2000, then, in such event, Wi-LAN was obligated to issue to the Sellers pursuant to the terms of the July Warrants an aggregate number of Wi-LAN Shares equal to 10% of the number of Wi-LAN Shares issuable upon exercise of the July Warrants as at August 15, 2000. In the event that, despite the reasonable best efforts of Wi-LAN, it was unable to qualify the distribution of the July Warrants on or before September 15, 2000, then, in such event, Wi-LAN was obligated to issue to Sellers pursuant to the terms of the July Warrants an aggregate number of Wi-LAN Shares equal to 5% of the number of Wi-LAN Shares issuable upon exercise of the July Warrants as at September 15, 2000.

CUSIP No. 25387N 10 9                                        Page 6 of 11 Pages


                  In addition, Wi-LAN issued the Sellers the August Rights to acquire options (the "August Options"), exercisable on or before August 31, 2000, to sell an aggregate minimum of $2,000,000 and an aggregate maximum of $4,000,000 (the "U.S. Elected Amount") of cash and/or common stock of the Company which remains payable to the Sellers (the "Additional Remaining Merger Consideration") pursuant to the Merger Agreement on the date of exercise of the August Options to Wi-LAN in consideration for the issuance of Wi-LAN warrants (the "October Warrants") to purchase an equivalent U.S. dollar worth of Wi-LAN Shares. On August 31, 2000, the Sellers exercised the August Options for $4,000,000.

                  The October Warrants will entitle the holders to purchase, for no additional consideration, that number of Wi-LAN Shares determined by dividing the U.S. Elected Amount by the weighted average price per common share of the Wi-LAN Shares on the TSE during the 10 trading day period ending on and including October 30, 2000 expressed in U.S. dollars (converted at the Federal Reserve Bank of New York noon buying rate on October 27, 2000) (the "October 30 Share Price"), provided that if the October 30 Share Price is less than U.S.$12.67 it shall be deemed for these purposes to be U.S.$12.67. The October Warrants will be exercisable at any time after October 30, 2000 and on or before December 31, 2000. The October Warrants will be redeemable, in whole or in part, at the option of Wi-LAN, at any time, and from time to time, prior to exercise thereof for a price for the full October Warrants equal to the U.S. dollar stated value thereof.

CUSIP No. 25387N 10 9                                        Page 7 of 11 Pages


                  The source of the cash consideration paid by Wi-LAN is the working capital of Wi-LAN and any shares of Wi-LAN to be paid will be newly issued Wi-LAN Common Shares.

                  On June 29, 2000, the Company issued to Wi-LAN 657,559 shares of Common Stock in exchange for the cancellation of $3,879,600 of the Remaining Merger Consideration. In addition, Wi-LAN has converted $1,496,097 of the First Convertible Debentures (including principal and accrued interest thereon) and $223,856 of the Second Convertible Debentures (including principal and accrued interest thereon) into an aggregate of 1,516,718 shares of Common Stock.

Item 4.           PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended by the addition of the following paragraphs:

                  Wi-LAN has purchased the additional First Convertible Debentures, the shares of Series B Preferred Stock, the Remaining Merger Consideration, the Additional Remaining Merger Consideration, the shares of Common Stock issued in cancellation of a portion of the Remaining Merger Consideration (as described above), and has converted certain First Convertible Debentures and Second Convertible Debentures (each including principal and accrued interest thereon) into shares of Common Stock, to enable Wi-LAN to continue to hold such number of shares of Common Stock as would constitute a majority of the outstanding voting stock of the Company.

CUSIP No. 25387N 10 9                                        Page 8 of 11 Pages


Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) through (c) As of the date hereof, Wi-LAN holds 5,222,436 shares of Common Stock. The remaining First Convertible Debentures are convertible at any time into 221,102 shares of Common Stock, subject to adjustment as described therein. Assuming that Wi-LAN exercises its option to exercise the Convertible Debenture Option for shares of Common Stock, as described in Item 4, and assuming that the average weighted trading price of the shares of Common Stock for the last three trading days prior to the conversion thereof is $1.00, the Convertible Debenture Option is exercisable at any time into 1,500,000 shares of Common Stock. The remaining Second Convertible Debentures are convertible at any time into 500,000 shares of Common Stock, subject to adjustment as described therein. The Preferred Stock Option is exercisable at any time into up to 1,314,333 shares of Preferred Stock, and such shares of Preferred Stock are convertible at any time into up to 1,314,333 shares of Common Stock, subject to adjustment as described in the Certificate of Designation. The DTS Warrants are exercisable at any time into 702,615 shares of Common Stock, subject to adjustment as described therein. The 454,737 shares of Series B Preferred Stock are convertible at any time into an aggregate of 454,737 shares of Common Stock, subject to adjustment as described therein. In addition, at this time it can not be determined, how many, if any, shares of Common Stock are issuable with respect to the outstanding portion of the Remaining Merger Consideration or the Additional Remaining Merger Consideration.

                  Accordingly, as of the date hereof, Wi-LAN may be deemed to beneficially own an aggregate of 9,915,223 shares of Common Stock, which, based

CUSIP No. 25387N 10 9                                        Page 9 of 11 Pages


on calculations made in accordance with Rule 13d-3(d) promulgated under the Exchange Act of 1934, and there being 10,240,069 shares of Common Stock outstanding on August 4, 2000 as disclosed in the 2000 Proxy Statement, represents approximately 66.4% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d) promulgated under the Exchange Act.

                  Except as set forth above, neither Wi-LAN nor, to the best knowledge of Wi-LAN, any person identified on Schedule 1, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the proceeding 60 days.

                  Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 is hereby amended by the addition of the following:

                  10. Certificate of Designation governing the shares of Series B Preferred Stock.

                  11. Purchase and Assignment Agreement, dated June 16, 2000, between Wi-LAN and the sellers named therein.

CUSIP No. 25387N 10 9                                        Page 10 of 11 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2000

                                        WI-LAN INC.


                                        By:  /s/ Peter Kinash
                                             ----------------------------------
                                             Name:   Peter Kinash
                                             Title:  Chief Financial Officer

CUSIP No. 25387N 10 9                                        Page 11 of 11 Pages


                                  EXHIBIT INDEX

                  10. Certificate of Designation governing the Shares of Series B Preferred Stock.

                  11. Purchase and Assignment Agreement, dated June 16, 2000, between Wi-LAN and the Sellers named therein.